

07008274

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-21023 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING July 1, 2006 (MM/DD/YY) AND ENDING June 30, 2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
L.B. Fisher & Company

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17300 Dallas North Parkway, Suite 3050
(No. and Street)

Dallas, Texas 75248
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
L.B. Fisher, Jr. (972) 733-4800
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

PROCESSED
NOV 08 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vink Teague & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

5550 LBJ Freeway, Suite 650 Dallas Texas 75240-6217
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 24 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, L.B. Fisher, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L.B. Fisher & Company, as of June 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ADRIANA G. GARCIA
Notary Public, State of Texas
My Commission Expires 01-13-11

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS


VINK TEAGUE & ASSOCIATES
A Professional Corporation
Certified Public Accountants & Management Consultants

## INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
L. B. Fisher & Company

We have audited the accompanying statements of financial condition of L. B. Fisher & Company as of June 30, 2007 and 2006 and the related statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L. B. Fisher & Company as of June 30, 2007 and 2006 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Vink Teague & Associates

Dallas, Texas
August 15, 2007

L. B. Fisher & Company

STATEMENTS OF FINANCIAL CONDITION

| | June 30, | |
|---|---|---|
| | 2007 | 2006 |
| Cash | $ 173,442 | $ 14,587 |
| Deposit with clearing organization | 50,000 | 50,000 |
| Receivable from broker - dealer | 34,666 | 19,485 |
| Marketable securities owned, at market value (Note B) | 79,678 | 248,217 |
| Receivable from shareholders | 1,300 | 1,300 |
| Income tax receivable (Note E) | 700 | 700 |
| Property and equipment, net of accumulated depreciation of $10,854 and $9,412 in 2006 and 2005, respectively | 501 | 1,884 |
| Deferred income taxes (Note E) | 9,150 | 9,017 |
| Other | 11,410 | 12,804 |
| | $ 360,847 | $ 357,994 |

LIABILITIES AND SHAREHOLDERS' EQUITY

| | 2007 | 2006 |
|---|---|---|
| Accounts payable | $ 360 | $ 1,893 |
| State income tax payable (Note E) | 2,059 | - |
| Deferred income taxes (Note E) | 6,545 | 7,115 |
| Deferred rent | 4,005 | 6,712 |
| Shareholders' equity (Note G): | | |
| Common stock, $1 par value; authorized - 500,000 shares; 8,500 shares issued and outstanding | 8,500 | 8,500 |
| Capital in excess of par value | 86,512 | 86,512 |
| Retained earnings | 252,866 | 247,262 |
| | 347,878 | 342,274 |
| | $ 360,847 | $ 357,994 |

The accompanying notes are an integral part of these financial statements.

L. B. Fisher & Company

STATEMENTS OF INCOME

| | Year Ended June 30, | |
|---|---|---|
| | 2007 | 2006 |
| REVENUES: | | |
| Commissions | $383,170 | $385,270 |
| Interest | 58,725 | 55,015 |
| Dividends | 2,004 | 2,077 |
| Net dealer inventory and investment gains | 88,096 | 121,373 |
| Other | 6,634 | 7,719 |
| | 538,629 | 571,454 |
| EXPENSES: | | |
| Employee compensation and benefits | 332,704 | 354,774 |
| Floor brokerage and clearance fees | 67,876 | 64,895 |
| Other operating expenses | 98,515 | 103,738 |
| Pension and profit sharing contributions (Note D) | 27,000 | 28,800 |
| Interest | 475 | 1,072 |
| | 526,570 | 553,279 |
| Income before income tax expense | 12,059 | 18,175 |
| INCOME TAX EXPENSE (Note E) | (1,355) | (4,800) |
| Net income | $ 10,704 | $ 13,375 |

The accompanying notes are an integral part of these financial statements.

L. B. Fisher & Company

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Year Ended June 30, 2007 and 2006

| | Common Stock | | Capital in | | |
|---|---|---|---|---|---|
| | No. Shares | Par Value | Excess of Par Value | Retained Earnings | Total |
| BALANCE AT JUNE 30, 2005 | 8,500 | $8,500 | $86,512 | $238,987 | $333,999 |
| Distributions paid to shareholders | - | - | - | (5,100) | (5,100) |
| Net income | - | - | - | 13,375 | 13,375 |
| BALANCE AT JUNE 30, 2006 | 8,500 | 8,500 | 86,512 | 247,262 | 342,274 |
| Distributions paid to shareholders | - | - | - | (5,100) | (5,100) |
| Net income | - | - | - | 10,704 | 10,704 |
| BALANCE AT JUNE 30, 2007 | 8,500 | $8,500 | $86,512 | $252,866 | $347,878 |

The accompanying notes are an integral part of these financial statements.

L. B. Fisher & Company

STATEMENTS OF CASH FLOWS

| | Year Ended June 30, | |
|---|---|---|
| | 2007 | 2006 |
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net income | $ 10,704 | $ 13,375 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | 1,383 | 1,440 |
| (Increase) decrease in: | | |
| Receivable from broker - dealers | (15,180) | (4,212) |
| Marketable securities owned | 168,540 | (26,431) |
| Other investments | - | 5,025 |
| Receivable from shareholders | - | - |
| Other assets | 1,394 | 1,774 |
| Deferred income taxes | (704) | 4,800 |
| Increase (decrease) in: | | |
| Accounts payable | (1,534) | 302 |
| State income tax payable | 2,059 | - |
| Deferred rent | (2,707) | 6,712 |
| | 153,251 | (10,590) |
| Net cash provided by operating activities | 163,955 | 2,785 |
| CASH FLOWS USED IN FINANCING ACTIVITIES: | | |
| Distributions paid to shareholders | (5,100) | (5,100) |
| NET INCREASE (DECREASE) IN CASH | 158,855 | (2,315) |
| CASH AT BEGINNING OF YEAR | 14,587 | 16,902 |
| CASH AT END OF YEAR | $ 173,442 | $ 14,587 |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION: | | |
| Cash paid during the year for interest | $ 475 | $ 1,072 |
| Cash paid during the year for income taxes | $ - | $ - |

The accompanying notes are an integral part of these financial statements.

## NOTE A - SUMMARY OF ACCOUNTING POLICIES

This summary of significant accounting policies of L. B. Fisher & Company (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the accompanying financial statements.

### History and Business Activity

The Company was organized on August 26, 1976 as a fully disclosed broker-dealer, serving clients primarily in Texas.

### Basis of Accounting

The Company records all securities transactions on a trade date basis.

### Marketable Securities

Marketable securities are valued at market value. Additionally, transactions in marketable securities are considered operating activities, and purchases and sales of such securities are shown net in the statements of cash flows.

### Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents at June 30, 2007 or 2006.

### Income Taxes

Deferred income taxes are provided on temporary differences between amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, primarily recognition of revenues and expenses on a cash basis and reporting trading and investment securities at cost for tax purposes. The deferred income tax assets and liabilities represent the future tax consequences of these differences, which will either be taxable or deductible when the assets or liabilities are recovered or settled. These deferred taxes are measured by applying currently enacted tax laws.

### Property and Equipment

Depreciation of property and equipment is provided on the straight-line method over the following estimated useful lives:

| | Years |
|---|---|
| Furniture and equipment | 3-7 |
| Automobiles | 5 |

## NOTE A - SUMMARY OF ACCOUNTING POLICIES - CONTINUED

### Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Advertising

The Company expenses advertising costs as incurred. The Company had no advertising expense for the years ended June 30, 2007 and 2006.

### Concentrations of Credit Risk and Off-Balance-Sheet Risk

The Company's financial instruments subject to concentrations of credit risk consist primarily of its cash, marketable securities and receivables from broker - dealers. The cash is placed in federally insured financial institutions or with brokerage houses. The marketable securities are held for the Company's account at a brokerage house that is regulated by the rules and regulations of the Securities and Exchange Commission and other regulatory bodies. The receivables from the brokerage houses are routinely assessed for collectibility and for the brokerage houses' financial strength.

The Company's off-balance-sheet risk consists of securities that are sold, but not yet purchased. The securities, to be purchased at a future date, are valued at market prices with gains or losses recognized currently. At June 30, 2007 and 2006, the Company had no securities sold, but not yet purchased.

### Reclassifications

Certain reclassifications have been made to the financial statements at June 30, 2006 and for the year then ended to conform to the June 30, 2007 presentation.

## NOTE B - MARKETABLE SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

Marketable securities owned and marketable securities sold, but not yet purchased, consist of trading and investment securities at quoted market values on national exchanges as follows:

| | June 30, | |
|---|---|---|
| | 2007 | 2006 |
| Owned | | |
| Corporate stocks - marketable | $79,678 | $248,217 |
| Sold, But Not Yet Purchased | | |
| Corporate stocks - marketable | $ - | $ - |

## NOTE C - MAJOR CUSTOMER INFORMATION

For the years ended June 30, 2007 and 2006, the Company had one customer that accounted for approximately 23% and 20% of net commissions, respectively.

## NOTE D - PENSION AND PROFIT SHARING PLANS

The Company has a defined contribution profit sharing trust, which covers all of its employees. The profit sharing contribution for the year ended June 30, 2006 was $40,200. No contributions were made to the profit sharing plan for the year ended June 30, 2007. Contributions to the plan are determined at the discretion of the Board of Directors. All contributions are fully vested.

The Company's money purchase pension plan covers all of its employees. Required contributions to the plan are limited to 10% of each employee's annual salary, and were $27,000 and $28,800 for the years ended June 30, 2007 and 2006, respectively. All participants are fully vested in the plan.

The contributions to the plans are limited by the maximum contribution deductible for federal income tax purposes.

## NOTE E - INCOME TAXES

The Company recognizes deferred taxes on "temporary differences" between the financial statement carrying amounts and the tax basis of existing assets and liabilities by applying enacted statutory tax rates applicable to future years to the temporary differences. The effect on deferred taxes of a change in tax rates, or tax methodology, is recognized in income in the period that includes the enactment date.

The provision for federal income taxes and the amount computed using the statutory federal income tax rate is reconciled using the statutory tax effect on permanent tax differences. These include fifty percent of entertainment and meals, officers' life insurance and seventy percent of dividends earned.

In 2007, the State of Texas changed the methodology and tax rates for computing state taxes on income to a gross margin model. State income tax payable at June 30, 2007 represents the Texas gross margin tax due May 15, 2008 which is based on revenues and compensation expense for the year ended June 30, 2007. At June 30, 2007, $2,059 is payable May 2008 on the Company's 2007 gross margin. Deferred state income taxes have been adjusted to reflect the change in methodology and rates and represent net operating loss carryforwards available at 2.5% through June 30, 2017 and at 7.5% for the period June 30, 2018 through June 30, 2027.

## NOTE E - INCOME TAXES - CONTINUED

Income tax expense consists of the following:

| | Year Ended June 30, 2007 | 2006 |
|---|---|---|
| Current tax payable: | | |
| Federal | $ - | $ - |
| State | (2,059) | - |
| | (2,059) | - |
| Deferred tax expense: | | |
| Federal | 1,098 | (4,521) |
| State | (394) | (279) |
| | 704 | (4,800) |
| Income tax expense | $(1,355) | $(4,800) |

At June 30, 2007, the Company had a net operating loss carryforward of approximately $29,700 for federal and state income tax purposes expiring in 2026.

For the years ended June 30, 2006 and 2006, deferred income tax expense results from changes in the amounts of temporary differences in the recognition of assets and liabilities for income tax and financial reporting purposes. The sources of the temporary differences and the tax effects of each are as follows:

| | June 30, 2007 | 2006 |
|---|---|---|
| Deferred tax assets: | | |
| Depreciation | $ 4,394 | $ 6,224 |
| Accounts payable | 54 | 384 |
| Net operating loss carryforward | 4,756 | 2,793 |
| Deferred rent | 601 | 1,309 |
| Wash sales | (58) | 692 |
| | 9,747 | 11,402 |
| Deferred tax liabilities: | | |
| Accounts receivable | 5,200 | 3,800 |
| Prepaid expenses | 1,711 | 2,497 |
| Marketable securities | 231 | 3,203 |
| | 7,142 | 9,500 |
| Net deferred tax asset | $ 2,605 | $ 1,902 |

## NOTE F - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There were no liabilities subordinated to claims of general creditors at June 30, 2007 and 2006, or at any time during the years then ended.

## NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At June 30, 2007 and 2006, the Company had net capital of $312,599 and $276,951, respectively, which was $212,599 and $176,951, respectively, in excess of its required capital of $100,000. At June 30, 2007 and 2006, the Company had $6,425 and $8,605, respectively, of aggregate indebtedness, as defined, thereby complying with the required net capital ratio.

## NOTE H - COMMITMENTS

The Company leases its office space under a noncancelable operating lease. Future minimum payments under the noncancelable operating lease are as follows:

| Year Ended June 30, | |
|---|---|
| 2008 | 16,109 |
| 2009 | 12,082 |
| | $28,191 |

During the years ended June 30, 2007 and 2006, rent expense was $16,064 and $21,773, respectively.

## NOTE I - RELATED PARTY TRANSACTIONS

During each of the years ended June 30, 2007 and 2006, the Company received from shareholders, an entity controlled by a shareholder and other related entities approximately $5,500 as payment for administrative and bookkeeping services performed on their behalf. During the year ended June 30, 2006, the Company paid approximately $300 to a related entity for administrative services.

SUPPLEMENTAL INFORMATION

L. B. Fisher & Company

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2007

| | |
|---|---|
| Aggregate indebtedness - | |
| Total liabilities | $ 12,912 |
| Exclusions from aggregate indebtedness pursuant to Rule 15c3-1: | |
| Deferred income taxes | 6,487 |
| Total aggregate indebtedness | $ 6,425 |
| Net capital - | |
| Total shareholders' equity | $ 347,874 |
| Adjustments to net capital pursuant to Rule 15c3-1: | |
| Total nonallowable assets | 22,300 |
| Haircuts on securities: stocks and options | 12,975 |
| Undue concentration | - |
| Net capital | $ 312,599 |
| Net capital requirement equal to the greater of 6-2/3% of aggregate indebtedness or $100,000 | $ 100,000 |
| Excess net capital | $ 212,599 |
| Ratio of aggregate indebtedness to net capital | 0.021 to 1 |

Reconciliation pursuant to Rule 17a-5(d)(4)

| | |
|---|---|
| Net capital as previously reported (unaudited X-17A-5) | $ 321,520 |
| Net audit adjustments | (8,921) |
| Net capital, as reported herein | $ 312,599 |
| Aggregate indebtedness as previously reported (unaudited X-17A-5) | $ 4,006 |
| Net audit adjustment | 2,419 |
| Aggregate indebtness, as reported herein | $ 6,425 |

The independent auditors' report should be read in connection with this supplemental information.

# RESERVE AND POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2007

The Company is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission under provision k2(i) and (ii).

L.B. FISHER & COMPANY

---

INDEPENDENT AUDITOR'S REPORT

ON

INTERNAL CONTROL

---

June 30, 2007


VINK TEAGUE & ASSOCIATES
*A Professional Corporation*
Certified Public Accountants & Management Consultants

Board of Directors and Shareholders
L. B. Fisher & Company

In planning and performing our audit of the financial statements of L. B. Fisher & Company (the Company) for the year ended June 30, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by L. B. Fisher & Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the Commission's objective.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Vinh Teague + Associates

Dallas, Texas
August 15, 2007

END